EXHIBIT 99.1

Aleafia Health to add 50,000 kg Extraction Capacity at Paris, ON Facility

Company Expecting to Complete Phase II Expansion in Q3 2019

TORONTO, April 16, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) will add 50,000 kg of extraction capacity with the Phase II expansion of the Company’s processing facility in Paris, ON. The expansion will, when operational, see the Company’s products and cultivation division, Aleafia Campus, maintain robust combined extraction and cultivation footprints across three facilities.

PHASE II 50,000 KG EXTRACTION CAPACITY EXPANSION

The facility has now secured a partial occupancy permit from the local government, marking the completion of an important milestone in the Phase II build-out which it expects to complete in Q3 2019. Aleafia Health will submit a Licence Amendment application to Health Canada, and will additionally require the final municipal occupancy permit prior to the operationalization of the site.

The existing Phase I facility is fully operational and licensed to cultivate, process and sell the Company’s health and wellness cannabis products for medical and adult-use consumers.

The expansion is expected to significantly increase the processing, extraction and packaging of high-margin derivative products including oils, capsules, sprays and other future formats under the Company’s adult-use Symbl and medical Emblem brands. Additionally, the Company will offer tolling and white label services to other Licensed Producers looking to leverage the Company’s extraction and packaging capabilities. Aleafia Health is currently purchasing the necessary equipment to meet or exceed the 50,000 kg capacity expansion, including milling, decarboxylation, CO2 extraction and winterization machinery.  The Company believes that the 30,000 sq. ft. building expansion will provide significantly more space than is necessary to operate the new cannabis production lines.

The additional capacity will ensure adequate extraction for cannabis sourced from Aleafia Campus indoor, greenhouse and outdoor cultivation operations along with cannabis secured via existing wholesale supply agreements, which include;

  Aleafia Campus Indoor cultivation at its licensed and operational Paris, ON and Port Perry, ON facilities
  Aleafia Campus Greenhouse cultivation at its plant-ready 160,000 sq. ft. Niagara, ON facility (upon receipt of Health Canada licence)
  Aleafia Campus Outdoor cultivation at its Port Perry 26-acre low-cost outdoor grow (upon receipt of Health Canada licence)
  Aphria Supply: Five-year, 175,000 kg supply agreement with Aphria Inc. at preferred wholesale pricing
  Tilray Supply: Three-year, 9,000 kg supply agreement with Natura Naturals Holdings Inc., a wholly-owned subsidiary of Tilray, Inc.

“In the medium term, a robust, wholly-owned cultivation footprint is vital with ongoing supply shortages,” said Aleafia Health CEO Geoffrey Benic. “However, the inevitable commoditization of cannabis will reward companies excelling at product innovation, brand-building and supply chain logistics. Our major extraction expansion will see Aleafia Health doing just that.”

For Investor and Media Relations, please contact:
Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange.